ALTHEADX, INC.

10578 Science Center Drive, Suite 100

San Diego, CA 92121

(858) 224-7200

March 9, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: John Reynolds

Re:	AltheaDx, Inc.

Application for Withdrawal of Registration Statement on Form S-1

(File No. 333-201220)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AltheaDx, Inc. (the “Registrant”) hereby submits to the Securities and Exchange Commission (the “Commission”) this application for withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-201220), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was confidentially submitted to the Commission on July 18, 2014, was originally filed with the Commission on December 23, 2014 and was amended on January 23, 2015.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. In addition, the Registrant requests that the Commission consent to the withdrawal of the Registrant’s registration statement on Form 8-A (File No. 001-36825), filed with the Commission on January 29, 2015 (the “Form 8-A”), with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Please send copies of the written order granting withdrawal of the Registration Statement and the Form 8-A to the undersigned at AltheaDx, Inc., 10578 Science Center Drive, Suite 100, San Diego, CA 92121, with a copy to the Company’s counsel, Cooley LLP, Attn: Kenneth J. Rollins, 4401 Eastgate Mall, San Diego, CA 92121, facsimile number (858) 550-6420.

If you have any questions with respect to this matter, please contact Kenneth J. Rollins of Cooley LLP at (858) 550-6136.

Very truly yours,

ALTHEADX, INC.

/s/ Greg Hamilton
Greg Hamilton
Chief Executive Officer

cc: Kenneth J. Rollins, Cooley LLP